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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            EGREETINGS NETWORK, INC.
                           (NAME OF SUBJECT COMPANY)

                            EGREETINGS NETWORK, INC.
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   282343102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            EGREETINGS NETWORK, INC.
                                ANDREW J. MOLEY
                           149 NEW MONTGOMERY STREET
                            SAN FRANCISCO, CA 94105
                                 (415) 375-4100
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            KENNETH GUERNSEY, ESQ.,
                               JAMIE CHUNG, ESQ.
                               COOLEY GODWARD LLP
                               ONE MARITIME PLAZA
                            SAN FRANCISCO, CA 94111
                                 (415) 693-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Egreetings Network, Inc., a Delaware corporation ("Egreetings"). The address of the principal executive offices of Egreetings is 149 New Montgomery Street, San Francisco, California 94105. The telephone number of Egreetings' principal executive office is (415) 375-4100 and its Website is located at www.egreetings.com.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, par value $0.001 per share of Egreetings (the "Common Stock"). As of January 31, 2001, there were 33,007,900 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSONS

     Egreetings is the filing person, and its name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). As of the date of the Offer To Purchase, AmericanGreetings.com and the Purchaser may be deemed to beneficially own the 6,841,074 shares of Egreetings Common Stock (or approximately 21% of the outstanding Shares) held by an affiliate, Gibson Greetings, Inc., a Delaware corporation ("Gibson"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by AmericanGreetings.com and the Purchaser with the Securities and Exchange Commission (the "Commission") on February 12, 2001. A copy of the Offer To Purchase has been filed as Exhibit (a)(4) hereto and is incorporated herein by reference. Copies of the Offer To Purchase and the Letter of Transmittal are being furnished to Egreetings' stockholders concurrently with this Statement.

     The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of February 5, 2001, among AmericanGreetings.com, the Purchaser and Egreetings (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Egreetings (the "Merger"), with Egreetings surviving the Merger as a wholly owned subsidiary of AmericanGreetings.com (the "Surviving Corporation"). In the Merger, each Share (excluding Shares owned by stockholders who have properly exercised their dissenters' rights under Delaware law, Shares held in the treasury of Egreetings and Shares owned by AmericanGreetings.com and its subsidiaries) issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive the Per Share Amount (or any greater amount paid for Shares pursuant to the Offer), in cash payable to the holder thereof, without interest, prorated for fractional Shares and less any required withholding taxes and, in certain circumstances, stock transfer taxes (the "Merger Consideration").

     As set forth in the Schedule TO, the principal offices of the Purchaser and AmericanGreetings.com are located at Three American Road, Cleveland, Ohio 44144. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser, AmericanGreetings.com or their respective affiliates, or actions or events with respect of any of them, was provided by the Purchaser or AmericanGreetings.com, and Egreetings assumes no responsibility therefor.

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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between Egreetings or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended, that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of Egreetings, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Egreetings or its affiliates and (1) Egreetings' executive officers, directors or affiliates or (2) AmericanGreetings.com, the Purchaser or their respective executive officers, directors or affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, Egreetings' stockholders should be aware that certain members of its management and certain members of its Board of Directors have interests in the Offer and Merger, which are described herein and in Annex B hereto and which may present them with certain conflicts of interest. The Board of Directors is aware of these potential conflicts and considered them along with other factors described in Item 4 below.

THE MERGER AGREEMENT

     The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer To Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer To Purchase.

THE TENDER AND VOTING AGREEMENT

     The summary of the Tender and Voting Agreement, contained in Section 11 of the Offer To Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender and Voting Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Tender and Voting Agreement in its entirety for a more complete description of the material summarized in the Offer To Purchase.

AGREEMENTS WITH EXECUTIVE OFFICERS

     Egreetings entered into Amended and Restated Executive Severance Benefits Agreements (the "Severance Agreements") as of November 1, 2001 with 12 employees at the level of Senior Director and above, with varying levels of benefits for Senior Director and Vice President, and Senior Vice President and Chief Executive Officer. Payments under the Severance Agreements are triggered upon the closing of an acquisition of Egreetings and a loss of employment in connection therewith (the "Double Trigger"). Upon a "Double Trigger" event in accordance with the terms of the Severance Agreements, (i) Senior Directors and Vice Presidents receive acceleration of vesting of stock options and continuation of employee benefits for three months, from the last date of employment, and (ii) Senior Vice Presidents and the Chief Executive Officer receive acceleration of vesting of stock options and continuation of benefits for six months after the last day of employment. The occurrence of the "Double Trigger" event also requires the payment of three months of base salary to Senior Directors and Vice Presidents and six months of base salary to Senior Vice Presidents and the Chief Executive Officer, if terminated in connection with an acquisition. In addition, the Severance Agreement provides for the payment of four and 12 months base salary, respectively, for either Senior Directors and Vice Presidents, or Senior Vice Presidents and the Chief Executive Officer, as a retention bonus upon continued employment in good standing on April 30, 2001 ("Retention Bonus"). If an executive is terminated prior to April 30, 2001, the Severance Agreement provides for the payment of the greater amount of the appropriate salary payment, as well as all employee benefits as described above. If terminated after the

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April 30, 2001 retention bonus date, executives would potentially receive both the Retention Bonus as well as salary and benefits payments upon termination of employment in accordance with the terms of the Severance Agreement. The Severance Agreements require the execution of a release of all claims against Egreetings in order to receive payment thereunder. It is expected that all 12 executives of Egreetings will be terminated in connection with this acquisition. If all 12 executives are terminated prior to April 30, 2001 as expected, the resulting payments to those executives will be as detailed in the following table:

                          OFFICER                             PAYMENT
                          -------                             -------
Andrew Moley................................................  $250,000
Sarah Anderson..............................................  $200,000
Scott Neamand...............................................  $185,000
Nancy Levin.................................................  $185,000
Don Chaney..................................................  $ 58,333
Kirsten Mellor..............................................  $ 55,000
Elizabeth Derr..............................................  $ 55,000
Don Button..................................................  $ 45,000
Jenny Martin................................................  $ 46,666
Tim Scheele.................................................  $ 46,666
Linda Kunwar................................................  $ 41,666
Deva Berman.................................................  $ 27,500

     In addition, an average of $250 per month per executive will be paid for the term of extended benefits coverage.

EFFECTS OF THE OFFER AND THE MERGER UNDER EGREETINGS' STOCK PLANS AND AGREEMENTS BETWEEN EGREETINGS AND ITS DIRECTORS AND EXECUTIVE OFFICERS

  Stock Option Plans, Stock Purchase Plan.

     Pursuant to the Merger Agreement, Egreetings has agreed to take all actions necessary to provide that, immediately prior to the Effective Time each of the following options or rights shall be exercisable by such option holder or right holder:

     - each vested stock option that is then outstanding under Egreetings' 1996 Stock Option Plan;

     - each vested or unvested option that is then outstanding under Egreetings' 1999 Equity Incentive Plan and 1999 Non-Employee Directors' Stock Option Plan and that is held by an option holder whose continuous service with Egreetings has not been terminated; and

     - each right to purchase Shares that is then outstanding under Egreetings' 1999 Employee Stock Purchase Plan;

and that stock options or rights issued pursuant to the 1996 Stock Option Plan, 1999 Equity Incentive Plan, 1999 Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan that have not been exercised prior to the Effective Time will be cancelled or will terminate in accordance with their terms.

     Egreetings has also agreed to use its reasonable best efforts to provide that, immediately prior to the Effective Time, each then outstanding warrant to purchase Shares (the "Warrants") shall be acquired by Egreetings for cancellation for consideration equal to the product of the excess, if any, of the Per Share Amount over the exercise price and the number of Shares subject to the Warrants.

     Other than Lee Rosenberg, no director or executive officer of Egreetings will receive any payments as a result of these actions because the exercise price of Options and Warrants held by such director or executive officer exceeds the Per Share Amount. Lee Rosenberg, an outside director of Egreetings, has vested options to purchase a total of 18,000 Shares at an exercise price of $0.62 per Share.

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     If the executive officers and directors of Egreetings tender their Shares in the Offer, they will be entitled to personally receive, as contemplated in the Merger Agreement, cash consideration as set forth in the table below:

                                          OWNED     DOLLAR AMOUNT      OPTIONS      TOTAL
                NAME                     SHARES     AT OFFER PRICE    EXERCISED      CASH
                ----                     -------    --------------    ---------    --------
Andrew Moley.........................    202,055       $171,747             --     $171,747
Sarah Anderson.......................         --             --             --           --
Scott Neamand........................     20,250         17,212             --       17,212
Nancy Levin..........................         --             --             --           --
Stewart Alsop........................         --             --             --           --
Brendon Kim..........................         --             --             --           --
Peter Nieh...........................         --             --             --           --
Lee Rosenberg........................    394,378        335,221         18,000      339,361
                                         -------       --------        -------     --------
          Total......................    616,683       $524,180         18,000     $528,320
                                         =======       ========        =======     ========

  Indemnification; Directors' and Officers' Insurance

     Pursuant to the Merger Agreement, AmericanGreetings.com has agreed to cause the Surviving Corporation to indemnify each director, officer, employee, fiduciary or agent of Egreetings against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement arising out of any matter existing or occurring at or prior to the Effective Time to the fullest extent permitted by applicable law. AmericanGreetings.com has also agreed to cause the Surviving Corporation to maintain policies of directors' and officers' liability insurance equivalent to the current policies of Egreetings, subject to certain limitations, for six years after the Effective Time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors, at a meeting held on February 4, 2001, determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Egreetings. All members of the Board were present at this meeting, at which the Board unanimously approved the Offer and the Merger and the other transactions contemplated by the Merger Agreement and approved the Merger Agreement. The Board of Directors recommends that stockholders accept the Offer, tender their Shares in the Offer and, if required under Delaware law or Egreetings' Certificate of Incorporate or Bylaws, vote to adopt the Merger Agreement.

     A letter to Egreetings' stockholders communicating the Board of Directors' recommendation is filed as Exhibit (a)(1) hereto, and is incorporated herein by reference.

BACKGROUND; REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION

  Background

     As a result of discussions by the Board of Directors and management of Egreetings with respect to the possible courses of action for Egreetings to achieve growth in revenue and to maximize stockholder value, in October 1999, Egreetings engaged Credit Suisse First Boston Corporation ("CSFB") as its financial advisor.

     On November 3, 1999, American Greetings Corporation, an Ohio corporation and an indirect parent corporation of AmericanGreetings.com, and Gibson publicly announced that they had entered into an agreement for American Greetings Corporation to acquire Gibson, which then had a beneficial ownership of approximately 27.8% of Egreetings. On November 5, 1999, Morry Weiss, a director of AmericanGreetings.com and Chief Executive Officer of American Greetings Corporation, contacted Gordon Tucker, then Chief Executive Officer of Egreetings, to commence discussions regarding a possible combination of the two companies.

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     On November 9, 1999, representatives of Egreetings and
AmericanGreetings.com met at the offices of Egreetings to discuss combination possibilities. James C. Spira, a director of AmericanGreetings.com, John M. Klipfell, then Chief Executive Officer of AmericanGreetings.com, and Josef A. Mandelbaum, then Senior Vice President Sales, Business Development and Strategic Planning of AmericanGreetings.com, represented AmericanGreetings.com and Mr. Tucker, Andrew J. Moley, then Chief Financial Officer of Egreetings, and three directors of Egreetings: Stewart Alsop, Charles A. Holloway and Brendon S. Kim, represented Egreetings. AmericanGreetings.com and Egreetings entered into a confidentiality agreement on November 16, 1999.

     On November 26, 1999, following further discussions among representatives of Merrill Lynch, as financial advisor to AmericanGreetings.com, and representatives of CSFB, Merrill Lynch on behalf of AmericanGreetings.com proposed a transaction whereby Egreetings stockholders would receive shares of a class of AmericanGreetings.com common stock in exchange for their then outstanding Egreetings Common Stock. Thereafter Egreetings and AmericanGreetings.com had further discussions on the terms of the proposed transaction, including, among other things, the relative equity interests of the parties or control of the combined company.

     On November 29, 1999, at a telephonic meeting of the Board of Directors of Egreetings, the Board decided not to proceed with the transaction as proposed by AmericanGreetings.com and instead to proceed with its initial public offering, which was completed on December 16, 1999.

     On January 12, 2000, Mr. Spira contacted Mr. Alsop to resume discussions with Egreetings for a potential combination of Egreetings and AmericanGreetings.com. From January 12, 2000 through March 2000, executives and the financial advisors of Egreetings and AmericanGreetings.com continued discussions and conducted due diligence regarding possible transaction structures, including a proposed transaction with AmericanGreetings.com, Egreetings and an online media company.

     On March 29, 2000, representatives of AmericanGreetings.com, including Messrs. Weiss, Spira and Mandelbaum, then Chief Executive Officer of AmericanGreetings.com, and Maureen M. Spooner, Chief Financial Officer of AmericanGreetings.com, met with representatives of Egreetings, including Mr. Alsop, Lee Rosenberg, a director of Egreetings, Mr. Tucker and Mr. Moley and a representative of the online media company at Egreetings' offices in San Francisco to discuss a potential transaction involving the three companies.

     On April 3, 2000, representatives of AmericanGreetings.com, including Messrs. Weiss and Spira, and representatives of Merrill Lynch, met with representatives of Egreetings, including Messrs. Alsop and Rosenberg, and representatives of CSFB in Chicago to continue the discussion regarding a potential transaction between AmericanGreetings.com and Egreetings.

     On April 4, 2000, at a telephonic meeting of the Board of Directors of Egreetings, the Board reviewed the terms of the proposed transaction with AmericanGreetings.com and authorized management to continue negotiations with AmericanGreetings.com.

     During the month of April and through May 3, 2000, Egreetings and AmericanGreetings.com continued discussion of the terms of the proposed transaction, including the terms of restrictions on American Greetings Corporation with respect to control of the combined entity and due diligence. On May 4, 2000, AmericanGreetings.com determined not to continue discussions with Egreetings on the basis of the terms then under consideration.

     On June 2, 2000, Mr. Mandelbaum contacted Mr. Moley to resume discussions regarding a potential transaction between Egreetings and AmericanGreetings.com and to discuss potential changes to the transaction structure and the previously proposed control restrictions on American Greetings Corporation.

     On July 17, 2000, Mr. Mandelbaum contacted Mr. Alsop while both were attending an industry conference in the San Francisco area and reiterated AmericanGreetings.com interest in a potential transaction with Egreetings.

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     In August 2000, Egreetings met with representatives of its financial advisor and requested that they continue the search for potential strategic partners for Egreetings. During the period from August 2000 through October 2000, members of senior management of Egreetings held preliminary discussions and meetings with a number of potential strategic partners.

     On October 24, 2000, at a meeting of the Board of Directors of Egreetings, the Board confirmed its decision to continue to pursue a strategic transaction. During November 2000 and early December 2000, members of senior management of Egreetings began discussions with three new potential strategic partners and received a proposed term sheet from one of the potential acquirors (the "Potential Acquiror"). In addition, in early November and again in early December, Messrs. Mandelbaum and Moley held additional discussions regarding a potential transaction between Egreetings and AmericanGreetings.com, including a potential cash acquisition by AmericanGreetings.com.

     On December 12, 2000, Messrs. Spira and Rosenberg met to discuss a proposed transaction between Egreetings and AmericanGreetings.com based upon non-cash terms discussed by Messrs. Mandelbaum and Moley. On December 14, 2000, Mr. Mandelbaum sent an e-mail to Messrs. Alsop, Kim, Nieh and Rosenberg, all directors of Egreetings, reiterating AmericanGreetings.com's current non-cash proposal.

     On December 15, 2000, at a meeting of the Board of Directors of Egreetings, the Board considered four potential transactions, including the most current proposal from AmericanGreetings.com. The Board authorized the management of Egreetings to proceed with further negotiations with the Potential Acquiror. Through early January 2001, Egreetings and the Potential Acquiror held numerous meetings to discuss the transaction and to conduct due diligence. In early January 2001, the Potential Acquiror terminated discussions with Egreetings.

     In early January 2001, Mr. Alsop had a phone conversation with Mark McNay, from William Blair & Company, AmericanGreetings.com's financial advisor, regarding a potential transaction structure that would be acceptable to Egreetings. On January 22, 2001, Mr. Moley, then Chief Executive Officer and President of Egreetings, had a further conversation with Mr. McNay during which they agreed to continue further discussions.

     On January 24, 2001, representatives of AmericanGreetings.com, including Mr. Mandelbaum, Michael Waxman-Lenz, Vice President of Business Development, and Tammy Martin, General Counsel, met with Mr. Moley and Scott Neamand, Chief Financial Officer of Egreetings, at the San Francisco office of William Blair & Company to discuss the potential transaction between AmericanGreetings.com and Egreetings. Ms. Spooner participated telephonically. Representatives of William Blair & Company were also present at the meeting. The representatives of Egreetings provided certain due diligence materials to representatives of AmericanGreetings.com.

     During the next few days, Messrs. Mandelbaum and Moley had telephone conversations in which they agreed to certain basic terms of a transaction between Egreetings and AmericanGreetings.com, subject to continuing due diligence and the negotiation of mutually acceptable definitive agreements.

     On January 27, 2001, Jones Day, outside legal counsel to AmericanGreetings.com, circulated an initial draft of the merger agreement and tender and voting agreement to Egreetings and Cooley Godward, Egreetings' outside legal counsel. Between January 27, 2001 and February 5, 2001, AmericanGreetings.com and its legal counsel, financial advisors and accountants conducted additional due diligence on Egreetings, and representatives of Egreetings and AmericanGreetings.com continued to negotiate the terms of the definitive merger agreement.

     On January 30, 2001, at a telephonic special meeting of the Board of Directors of Egreetings, the Board reviewed the status of the proposed transaction with AmericanGreetings.com and the proposed deal terms and authorized the management of Egreetings to continue negotiations.

     On February 2, 2001, at a special meeting of the Board of Directors of Egreetings, the Board reviewed the principal terms of the proposed transaction with AmericanGreetings.com. At the meeting, representatives of CSFB reviewed with the Board CSFB's financial analysis of the consideration payable in the proposed

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transaction, as well as alternatives to the proposed transaction, including liquidation. Representatives of Cooley Godward discussed with the Board of Egreetings the legal aspects of the proposed transaction. The Board authorized senior management of Egreetings to continue negotiating with AmericanGreetings.com in order to finalize the proposed merger agreement.

     On February 2, 2001, at a meeting of the Board of Directors of AmericanGreetings.com, the Board unanimously approved the Merger Agreement, contingent upon final negotiation and execution of definitive documentation.

     On February 4, 2001, at a special meeting of the Board of Directors of Egreetings, the Board reviewed the status of negotiations with AmericanGreetings.com. At this meeting, Cooley Godward updated the Board on the changes negotiated to the definitive merger agreement since the previous meeting of the Board of Egreetings. The Board was also advised that American Greetings Corporation had agreed to extend a $24 million line of credit to AmericanGreetings.com and that certain stockholders of Egreetings had agreed to enter into a Tender and Voting Agreements. Also at this meeting, CSFB rendered to the Board its oral opinion (subsequently confirmed by delivery of a written opinion dated February 5, 2001) to the effect that, as of the date of such opinion and based on and subject to certain matters stated in its opinion, the $0.85 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than AmericanGreetings.com and its affiliates). After a full discussion of the matters considered by the Board of Egreetings at the meeting, the Board unanimously approved the Merger Agreement substantially in the form presented to the Board and determined to recommend to Egreetings' stockholders that they accept the Offer, tender their Shares in the Offer and, if required by Delaware law or Egreetings' Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

     After the close of trading on February 5, 2001, Egreetings, AmericanGreetings.com and the Purchaser executed the Merger Agreement and Egreetings and AmericanGreetings.com issued a joint press release announcing the transaction.

     On February 12, 2001 the Purchaser commenced the Offer.

  Reasons for the Board of Directors' Recommendation

     In reaching its recommendations described above in this Item 4, the Board of Directors of Egreetings considered a number of factors, including the following:

          1. The financial condition, results of operations and cash flows of Egreetings.

          2. The possible alternatives to the Offer and the Merger and the risks involved in pursuing such alternatives, including, without limitation, continuing to operate Egreetings as an independent entity and liquidating Egreetings.

          3. The fact that Egreetings had undergone a lengthy process of soliciting potential acquirors.

          4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          5. The historical market price, and the recent trading activity in, the Shares, and particularly the fact that the $0.85 per Share cash price to be received by the holders of Shares represents a premium of approximately 70% over the $0.50 closing price of the Shares on the Nasdaq National Market on February 2, 2001 (the last trading day prior to the Board meeting at which the Board of Directors approved the Merger Agreement). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

          6. The opinion to the Board of Directors of CSFB as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by the

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     holders of the Shares (other than AmericanGreetings.com and its affiliates). The full text of the written opinion of CSFB, dated February 5, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. THE OPINION OF CSFB IS ADDRESSED TO THE BOARD OF DIRECTORS, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF SHARES (OTHER THAN AMERICANGREETINGS.COM AND ITS AFFILIATES), AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER OR NOT SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

          7. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement including the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

          8. The fact that neither the Offer nor the Merger is subject to any financing condition, that AmericanGreetings.com has represented that it has available to it, and will make available to Purchaser, sufficient funds to consummate the Offer and the Merger and that American Greetings Corporation has extended a $24 million line of credit to AmericanGreetings.com.

          9. The fact that the Merger Agreement, which prohibits Egreetings from, directly or indirectly, soliciting, initiating or knowingly encouraging any submission of acquisition proposals from any third party or participating in any negotiations or discussions regarding, or furnishing information with respect to, or otherwise knowingly cooperating with a third party who makes an acquisition proposal, under certain circumstances permits Egreetings in response to an unsolicited acquisition proposal to inform itself with respect to such proposal and, if such proposal is superior to the terms of the Offer or Merger, to furnish information to, and negotiate, explore or otherwise engage in substantive discussions with or, upon the payment of a termination fee, enter into an acquisition agreement with a third party with respect to such proposal. In this regard, the Board recognized that the provisions of the Merger Agreement relating to non-solicitation of acquisition proposals and termination fees were insisted upon by AmericanGreetings.com as a condition to entering into the Merger Agreement.

     The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

  Intent to Tender

     To the best knowledge of Egreetings, each executive officer and director of Egreetings currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser. Stewart Alsop, Brendon Kim, Peter Nieh and Lee Rosenberg, all directors of Egreetings, and their affiliated investment funds, Andrew Moley, a director and Chief Executive Officer and President of Egreetings, and Frederick Campbell and Anthony Levitan, entered into a Tender and Voting Agreement with AmericanGreetings.com and Purchaser on February 5, 2001, pursuant to which they have contractually committed themselves to tender their Shares and, if required, vote in favor of adoption of the Merger Agreement. In addition AmericanGreetings.com and the Purchaser have informed us that Gibson intends to tender all Shares held of record or beneficially owned by such entity to the Purchaser.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Egreetings has retained CSFB to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, Egreetings has agreed to pay CSFB for it financial advisory services customary fees based on the aggregate value of the transaction. Egreetings also has agreed to reimburse CSFB for reasonable out-of-pocket expenses incurred by CSFB in performing its services, including reasonable legal fees and expenses, and to indemnify CSFB and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

     CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CSFB has in the past provided financial services to Egreetings unrelated to the proposed transaction, for which services it received compensation. In the ordinary course of business, CSFB and its successors and affiliates may actively trade or hold the securities of Egreetings and affiliates of AmericanGreetings.com for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither Egreetings nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by Egreetings or, to the knowledge of Egreetings, by any executive officer, director or affiliate of Egreetings, other than (i) on-going purchases of Shares under Egreetings' Employee Stock Purchase Plan for the benefit of certain executive officers who participate in such plan, including on the scheduled purchase date of December 31, 2000; (ii) effective on or about February 13, 2001, Mr. Neamand received a gift of 4,500 Shares from his father-in-law; and
(iii) in connection with Mr. Moley's promotion to Chief Executive Officer and President, he was granted 140,000 Shares and Egreetings' repurchased the remaining unvested portion of an option grant and early exercise that Mr. Moley effected in 1999.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OF PROPOSALS

     Except as set forth in this Statement, Egreetings is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Egreetings' securities by Egreetings, any subsidiary of Egreetings or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Egreetings or any subsidiary of Egreetings; (3) a purchase, sale or transfer of a material amount of assets of Egreetings or any subsidiary of Egreetings; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Egreetings.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

  State Takeover Laws

     A number of states throughout the United States (including Delaware where Egreetings is incorporated) have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, AmericanGreetings.com and the Purchaser believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

     The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger because the Purchaser does not believe that any are applicable to the Offer or the Merger. In particular, the Purchaser believes that Section 203 of the Delaware General Corporation Law (the "GCL") does not apply to the Offer and the Merger because American Greetings Corporation and Gibson owned (as defined in the GCL) their Shares prior to the authorization for quotation of the Shares on the Nasdaq

National Market. In the event that it is asserted that one or more state takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, AmericanGreetings.com may be required to file certain documents with, or receive approvals from, the relevant state authorities, and AmericanGreetings.com might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, AmericanGreetings.com may not be obligated to accept for purchase, or pay for, any Shares tendered.

  Antitrust

     The acquisition by the Purchaser of the Shares is exempt from the reporting requirements contained in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. Nevertheless, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. Private parties may also bring legal action under the antitrust laws under certain circumstances.

  The Purchaser's Designation of Persons to be Elected to the Board of Directors

     The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by AmericanGreetings.com, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of Egreetings' stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)        Letter to Stockholders of Egreetings, dated February 12,
              2001*
(a)(2)        Opinion of Credit Suisse First Boston Corporation, dated
              February 5, 2001 (included as Annex A to this Statement)*
(a)(3)        Joint Press Release issued by Egreetings and
              AmericanGreetings.com on February 5, 2001 (incorporated by reference to Exhibit 99.2 to Egreetings' Current Report on
              Form 8-K filed on February 6, 2001)
(a)(4)        Offer To Purchase, dated February 12, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of the
              Purchaser filed on February 12, 2001)
(e)(1)        Agreement and Plan of Merger, dated as of February 5, 2001, among AmericanGreetings.com, the Purchaser and Egreetings
              (incorporated by reference to Exhibit 99.1 to Egreetings'
              Current Report on Form 8-K filed on February 6, 2001)
(e)(2)        The Information Statement of Egreetings, dated February 12,
              2001 (included as Annex B to the Statement)*
(e)(3)        Tender and Voting Agreement, dated as of February 5, 2001
              (incorporated by reference to Exhibit 99.7 to the Schedule
              13D of the Purchaser filed on February 7, 2001)
(e)(4)        Form of Amended and Restated Executive Severance Benefits
              Agreement
(e)(5)        Egreetings' 1996 Stock Option Plan (incorporated by
              reference to Exhibit 10.14 of Egreetings' Registration
              Statement on Form S-1 (SEC File No. 333-88595))
(e)(6)        Egreetings' 1999 Equity Incentive Plan (incorporated by
              reference to Exhibit 10.02 of Egreetings' Registration
              Statement on Form S-1 (SEC File No. 333-88595))
(e)(7)        Egreetings' 1999 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.06 of Egreetings' Registration
              Statement on Form S-1 (SEC File No. 333-88595))
(e)(8)        Egreetings' 1999 Non-Employee Directors' Stock Option Plan
              (incorporated by reference to Exhibit 10.04 of Egreetings'
              Registration Statement on Form S-1 (SEC File No. 333-88595))

---------------
* Included with the Statement mailed to stockholders

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          EGREETINGS NETWORK, INC.

                                          By:      /s/ ANDREW J. MOLEY
                                            ------------------------------------
                                                      Andrew J. Moley
                                                  Chief Executive Officer
                                                       and President

Dated: February 12, 2001

                                                                         ANNEX A

                    [CREDIT SUISSE FIRST BOSTON LETTERHEAD]

February 5, 2001

Board of Directors
Egreetings Network, Inc.
149 New Montgomery Street
San Francisco, California 94105

Members of the Board:

     You have asked us to advise you with respect to the fairness to the holders of the common stock of Egreetings Network, Inc. ("Egreetings"), other than AmericanGreetings.com, Inc. ("American Greetings") and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of February 5, 2001 (the "Merger Agreement"), among Egreetings, American Greetings, and American Pie Acquisition Corp., a wholly owned subsidiary of American Greetings ("Merger Sub"). The Merger Agreement provides for, among other things, (i) a tender offer by American Greetings or Merger Sub to purchase all outstanding shares of the common stock, par value $0.001 per share, of Egreetings ("Egreetings Common Stock") at a purchase price of $0.85 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to or, under certain circumstances (as more fully set forth in the Merger Agreement) in lieu of, the Tender Offer, the merger of Merger Sub with and into Egreetings (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Egreetings Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to Egreetings. We also have reviewed certain other information relating to Egreetings, including financial forecasts, provided to or discussed with us by Egreetings, and have met with the management of Egreetings to discuss the business and prospects of Egreetings. We also have considered certain financial and stock market data of Egreetings and, to the extent publicly available, the financial terms of certain other business combinations and other transactions which in the past have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have been advised, and have assumed, that the financial forecasts for Egreetings have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Egreetings as to the future financial performance of Egreetings and the other matters covered thereby. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Egreetings, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were requested to solicit indications of interest from, and held discussions with, third parties regarding the possible acquisition of all or a part of Egreetings. We have been advised that if Egreetings does not consummate the Transaction or another similar transaction, Egreetings will pursue a liquidation of the company. Our opinion does not address the underlying business decision of Egreetings to proceed with the Transaction.

     We have acted as financial advisor to Egreetings in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We and our affiliates have in the past provided financial services to Egreetings unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, we and our

Board of Directors
Egreetings Network, Inc.
February 5, 2001
Page 2
affiliates may actively trade the securities of Egreetings and American Greetings and their affiliates for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information of the Board of Directors of Egreetings in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Egreetings Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Egreetings Common Stock is fair to such holders (other than American Greetings and its affiliates), from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                         ANNEX B

                            EGREETINGS NETWORK, INC.

                               FEBRUARY 12, 2001
                            ------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF EGREETINGS NETWORK, INC.'S
                STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS
                  INFORMATION STATEMENT. NO PROXIES ARE BEING
                 SOLICITED AND YOU ARE REQUESTED NOT TO SEND A
                       PROXY TO EGREETINGS NETWORK, INC.
                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about February 12, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Egreetings Network, Inc. ("Egreetings"). You are receiving this Information Statement in connection with the possible election of persons designated by American Pie Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("AmericanGreetings.com"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of Egreetings. On February 5, 2001, Egreetings entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Purchaser and AmericanGreetings.com, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Egreetings (the "Shares"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and conditions set forth in the Purchaser's Offer To Purchase, dated February 12, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer To Purchase and the Letter of Transmittal have been mailed to stockholders of Egreetings and are filed as Exhibits (a)(1) and
(a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by AmericanGreetings.com and the Purchaser with the Securities and Exchange Commission (the "Commission") on February 12, 2001.

     The Offer is being made in accordance with the Merger Agreement. The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Egreetings (the "Merger"), with Egreetings surviving the Merger as a wholly owned subsidiary of AmericanGreetings.com (the "Surviving Corporation"). In the Merger, each Share (excluding Shares owned by stockholders who have properly exercised their dissenters' rights under Delaware law, Shares held in the treasury of Egreetings and Shares owned by AmericanGreetings.com and its subsidiaries) issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive the Per Share Amount (or any greater amount paid for Shares pursuant to the Offer), in cash payable to the holder thereof, without interest, prorated for fractional Shares and less any required withholding taxes and, in certain circumstances, stock transfer taxes (the "Merger Consideration").

     The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by Egreetings with the Commission on February 12, 2001 and which is being mailed to stockholders of Egreetings along with the Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to AmericanGreetings.com, the Purchaser or the Purchaser Designees (as defined herein) has been provided by AmericanGreetings.com and the Purchaser. Egreetings assume no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                        VOTING SECURITIES OF EGREETINGS

     The Common Stock is the only class of equity securities of Egreetings outstanding which is entitled to vote at a meeting of the stockholders of Egreetings. The holders of Common Stock are entitled to one vote for each share of Common Stock held. As of the close of business on January 31, 2001, there were 33,007,900 outstanding shares of Common Stock, of which AmericanGreetings.com and the Purchaser may be deemed to beneficially own 6,841,074 shares as of the date hereof.

                     DESIGNATION OF DIRECTORS BY PURCHASER

     The Merger Agreement provides that promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, the Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Egreetings Board of Directors that will give the Purchaser representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of Egreetings) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by Egreetings) bears to the number of Shares outstanding. At such times, if requested by the Purchaser, Egreetings will also cause each committee of the Board of Directors to include persons designated by the Purchaser constituting the same percentage of each such committee as the Purchaser Designees are of the Board of Directors. Egreetings shall, upon request by the Purchaser, use its reasonable efforts to increase the size of the Board of Directors or secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board of Directors and shall cause the Purchaser Designees to be so elected.

     Notwithstanding the foregoing, in the event that the Purchaser Designees are appointed or elected to the Board of Directors, until the effective time of the Merger, the Board of Directors shall have at least one director who is a director on the date hereof and who is not a designee, stockholder, affiliate or associate of the Purchaser.

     It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of any Shares pursuant to the terms of the Offer, which purchase cannot be earlier than March 13, 2001, and that, upon assuming office, the Purchaser Designees together with the continuing directors of Egreetings will thereafter constitute the entire Board.

     As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I of the Purchasers' Offer To Purchase as being officers and directors of AmericanGreetings.com or Purchaser, a copy of which is being mailed to Egreetings stockholders together with the Statement and this Information Statement. The information in such
Schedule I is incorporated herein by reference. Schedule I also includes certain information with respect to such persons. The Purchaser has informed Egreetings that each of the persons listed in Schedule I has consented to serve as a director of Egreetings if appointed or elected. None of such persons currently is a director of, or holds any positions with, Egreetings. AmericanGreetings.com and the Purchaser have advised Egreetings that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any securities of Egreetings nor has any such person been involved in any transaction with Egreetings or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between AmericanGreetings.com, the Purchaser and Egreetings that have been described in the Schedule TO or the Statement.

                MEMBERS OF THE BOARD OF DIRECTORS OF EGREETINGS

     The following table sets for the name, age, position with Egreetings, principal occupation for the past five years, and other directorships of the directors of Egreetings as of December 31, 2000:

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Stewart Alsop........................  49    Stewart Alsop has served as a director of Egreetings
                                             since March 1999. Mr. Alsop has been a general partner
                                             of New Enterprise Associates, a venture capital
                                             investment firm since 1998 and was a Venture Partner at
                                             New Enterprise Associates from 1996 to 1998. From June
                                             1991 to 1996, Mr. Alsop served as Senior Vice President
                                             and Editor-in-Chief of Infoworld Media Group, Inc.,
                                             which publishes InfoWorld, a weekly newspaper for
                                             information technology professionals. Mr. Alsop also
                                             serves on the board of directors of Be, Inc., an
                                             operating systems software company, TiVo Inc., a
                                             personal television service company and Netcentives,
                                             Inc., an Internet promotions and customer loyalty
                                             vendor. Mr. Alsop holds a B.A. degree from Occidental
                                             College.
Brendon S. Kim.......................  34    Brendon Kim has served as a director of Egreetings since
                                             April 1996. Mr. Kim has been a general partner of Altos
                                             Ventures, a venture capital investment firm, since
                                             January 1996. From September 1994 to June 1996, Mr. Kim
                                             worked at CSC Index, a consulting company, where he was
                                             an associate. Mr. Kim also serves on the board of
                                             directors of several private companies, including
                                             Branders.com, Blue Dot Software and Hearing Science. Mr.
                                             Kim also serves on the board of directors of the Korean
                                             American Society of Entrepreneurs, a not-for-profit
                                             organization to promote entrepreneurship. Mr. Kim holds
                                             an A.B. degree from Princeton University and an M.B.A.
                                             degree from the Stanford University Graduate School of
                                             Business.
Andrew J. Moley......................  36    Andrew Moley has served as director, Chief Executive
                                             Officer and President of Egreetings since October 2000.
                                             From July 1999 to October 2000 Mr. Moley served as
                                             Egreetings' Senior Vice President and Chief Financial
                                             Officer. From July 1995 to July 1999, Mr. Moley served
                                             as the Chief Financial Officer, Executive Vice President
                                             and a director of CMC Industries, an electronic
                                             manufacturing services company. Mr. Moley holds a B.S.
                                             degree in Economics from the Wharton School of the
                                             University of Pennsylvania and an M.B.A. degree from the
                                             Stanford University Graduate School of Business.
Peter Nieh...........................  35    Peter Nieh has served as a director of Egreetings since
                                             March 1999. Mr. Nieh has been a general partner of
                                             Lightspeed Venture Partners (formerly, Weiss, Peck &
                                             Greer L.P.), a technology-focused venture capital
                                             investment firm since October 1995. Mr. Nieh is a
                                             director of several private companies. Mr. Nieh holds a
                                             B.S. degree in Electrical Engineering and an A.B. degree
                                             in Economics from Stanford University and an M.B.A.
                                             degree from the Stanford University Graduate School of
                                             Business.

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Lee Rosenberg........................  44    Lee Rosenberg has served as a director of Egreetings
                                             since November 1995. Mr. Rosenberg has been a general
                                             partner of Kettle Partners, L.P., an Internet and
                                             technology-focused venture capital investment firm since
                                             March 1998. Over the past 16 years, Mr. Rosenberg has
                                             been president of Rosenberg Capital and general partner
                                             of Rosy Partnership, entities involved in a broad
                                             spectrum of venture capital and real estate investments.
                                             Mr. Rosenberg also currently serves on the board of
                                             directors of several private companies, including Ignite
                                             Sports Media, LLC, and Internet sports media company,
                                             and ActiveUSA, a global registration site for active
                                             sports communities. Mr. Rosenberg is a C.P.A. and holds
                                             a B.B.A. degree from the University of Michigan School
                                             of Business Administration.

     Egreetings' Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes, each class consisting, as nearly as possible of one-third of the total number of directors, with each class having a three-year term. The terms of Messrs. Kim and Nieh expire at the 2001 Annual Meeting, the terms of Messrs. Moley and Rosenberg expire at the 2002 Annual Meeting and the term of Mr. Alsop expires at the 2003 Annual Meeting.

                        EXECUTIVE OFFICERS OF EGREETINGS

     The following table sets forth the name, age and position held of each of Egreetings' current executive officers as of December 31, 2000:

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Andrew J. Moley......................  36    Andrew Moley has served as director, Chief Executive
                                             Officer and President of Egreetings since October 2000.
                                             From July 1999 to October 2000, Mr. Moley served as
                                             Egreetings' Senior Vice President and Chief Financial
                                             Officer. From July 1995 to July 1999, Mr. Moley served
                                             as the Chief Financial Officer, Executive Vice President
                                             and a director of CMC Industries, an electronic
                                             manufacturing services company. Mr. Moley holds a B.S.
                                             degree in Economics from the Wharton School of the
                                             University of Pennsylvania and an M.B.A. degree from the
                                             Stanford University Graduate School of Business.
Scott Neamand........................  37    Scott Neamand has served as Egreetings' Senior Vice
                                             President and Chief Financial Officer since October
                                             2000. Mr. Neamand previously served as Vice President of
                                             Finance and Controller from February 2000 to October
                                             2000. Mr. Neamand joined Egreetings in June 1999 as its
                                             Director of Finance and Controller. From October 1994 to
                                             June 1999, Mr. Neamand served in a variety of positions
                                             at Universal Studios, Inc., an entertainment company,
                                             most recently as the Vice President,
                                             Finance -- Universal Studios Japan Project. Prior to
                                             that, Mr. Neamand worked in several positions at KPMG
                                             Peat Marwick, an accounting firm, from September 1985 to
                                             October 1994, most recently as Senior Manager. Mr.
                                             Neamand holds a B.A. degree from University of
                                             California, Santa Barbara and is a Certified Public
                                             Accountant.

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Sarah S. Anderson....................  34    Sarah Anderson has served as Egreetings' Senior Vice
                                             President and Chief Operating Officer since October
                                             2000. Ms. Anderson joined Egreetings in June 1999 and
                                             served as its Vice President of Marketing until October
                                             2000. From February 1997 to June 1999, Ms. Anderson was
                                             the Vice President and General Manager of SegaSoft Inc.,
                                             an interactive game software company. From January 1996
                                             to January 1997, Ms. Anderson was the Director of
                                             Strategic Planning of RDA International, a multimedia
                                             group and advertising agency. From January 1993 to
                                             December 1995, Ms. Anderson was the Brand Manager of
                                             Sega of America, an interactive digital entertainment
                                             media company. Ms. Anderson holds an M.B.A. degree in
                                             Marketing from the McLaren School of Business of the
                                             University of San Francisco and a B.F.A. degree in
                                             Graphic Design from Paier College of Art.
Nancy Levin..........................  42    Nancy Levin has served as Egreetings' Senior Vice
                                             President and President of Entertainment Division since
                                             October 2000. Ms. Levin served as Egreetings' Vice
                                             President, Business Development, Entertainment from
                                             April 2000 to October 2000. Ms. Levin previously served
                                             as a consultant to Egreetings from December 1999 to
                                             April 2000. From March 1999 to December 1999, Ms. Levin
                                             served as a consultant to various entertainment
                                             companies. From August 1997 to March 1999, Ms. Levin
                                             served as Senior Vice President at MCA Records, an
                                             entertainment company. From August 1996 to August 1997,
                                             Ms. Levin was Senior Vice President at Red Ant
                                             Entertainment, an entertainment company. From July 1994
                                             to August 1996, Ms. Levin was Senior Vice
                                             President/Promotion for Priority Records/EMI. Ms. Levin
                                             holds a B.A. degree with honors from Tulane University.

                      COMMITTEES OF THE BOARD OF DIRECTORS

     During the fiscal year ended December 31, 2000, the Board of Directors held eight meetings. The Board has an Audit Committee and a Compensation Committee.

     The Audit Committee meets with Egreetings' independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy and staff and management performance and procedures in connection with audit and financial controls. In 2000, the Audit Committee consisted of two non-employee directors: Messrs. Nieh and Kim. It met one time during such fiscal year. All members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers, Inc. listing standards). The Board of Directors has adopted a written Audit Committee Charter that is attached hereto as Appendix I.

     The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under Egreetings' equity incentive plans, employee stock purchase plans, and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. In 2000, the Compensation Committee consisted of two non-employee directors: Messrs. Kim and Rosenberg. The Compensation Committee met five times during 2000.

     The Board did not have a standing Nominating Committee during 2000.

     During 2000, each Board member attended 100% of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

                             DIRECTOR COMPENSATION

     Egreetings' directors receive no cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending Board meetings.

     In September 1999, the Board adopted, and in December 1999, the stockholders approved, the 1999 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to directors of Egreetings who are not employees of or consultants to Egreetings or of any affiliate of Egreetings (a "Non-Employee Director") to be effective upon the initial public offering of Egreetings' Common Stock. The Directors' Plan is administered by the Board, unless the Board delegates administration to a Committee comprised of members of the Board.

     The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 500,000 shares. Pursuant to the terms of the Directors' Plan each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of Egreetings, be granted an option to purchase 24,000 shares of Common Stock. In addition, on the day following each Annual Meeting of Stockholders of Egreetings ("Annual Meeting"), each person who is then serving as a Non-Employee Director automatically shall be granted an option to purchase 8,000 shares of Common Stock, which amount shall be prorated for any Non-Employee Director who has not continuously served as a Non-Employee Director for the 12-month period prior to the date of such Annual Meeting.

     The exercise price of the options granted under the Directors' Plan will be equal to the closing sale price of Egreetings' Common Stock on the Nasdaq National Market on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Directors' Plan vest and become exercisable as to 1/36 of the shares on the last day of each month following the date of grant. Options granted under the Directors' Plan generally are non-transferable except by will or the laws of descent. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with Egreetings or any affiliate (whether as a Non-Employee Director of Egreetings or subsequently as an employee, director, or consultant of either Egreetings or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (three months generally, 12 months in the event of disability and 18 months in the event of death).

     In the event of certain changes in control of Egreetings, all outstanding awards under the Directors' Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting and time during which such options may be exercised shall be accelerated prior to such event and the options will terminate if not exercised after such acceleration and at or prior to such event. Unless terminated sooner by the Board, the Directors' Plan will terminate in September 2009.

     Pursuant to the Directors' Plan, on July 27, 2000, Messrs. Alsop, Kim, Nieh and Rosenberg, were each granted options to purchase 8,000 shares of Common Stock at an exercise price of $1.6875. As of January 31, 2001, no options had been exercised under the Directors' Plan.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of Egreetings' Common Stock as of December 31, 2000 by: (i) each director and nominee for director; (ii) each of the Named Executive Officers; (iii) all executive officers and directors of Egreetings as a group; and (iv) all those known by Egreetings to be beneficial owners of more than five percent of its Common Stock.

                                                                    BENEFICIAL OWNERSHIP(1)
                                                              -----------------------------------
                      BENEFICIAL OWNER                        NUMBER OF SHARES   PERCENT OF TOTAL
                      ----------------                        ----------------   ----------------
American Greetings Corp.(2).................................     6,841,074             20.8%
  One American Road
  Cleveland, OH 44114
NBC-EGRT Holding, Inc.......................................     2,475,247              7.5
  30 Rockefeller Plaza
  New York, NY 10112
Entities Affiliated with Weiss, Peck & Greer Venture
  Partners(3)...............................................     2,335,024              7.1
  555 California St., Suite 3130
  San Francisco, CA 94194
Entities Affiliated with Altos Ventures(4)..................     2,164,099              6.6
  2882 Sand Hill Road, Suite 100
  Menlo Park, CA 94025
Entities Affiliated with New Enterprise Associates(5).......     1,665,581              5.1
  2490 Sand Hill Road
  Menlo Park, CA 94025
Peter Nieh(3)...............................................     2,335,024              7.1
Brendon Kim(4)..............................................     2,164,099              6.6
Stewart Alsop(5)............................................     1,665,581              5.1
Lee Rosenberg(6)............................................       674,145              2.1
Andrew Moley(7).............................................       298,976                *
Gordon M. Tucker(8).........................................        10,000                *
Paul Lipman(9)..............................................       147,118                *
Behrouz Arbab, Ph.D(10).....................................       112,500                *
Kenneth W. Wallace(11)......................................         3,750                *
Nancy Levin(12).............................................        37,406                *
All directors and executive officers as a group (8
  persons)(13)..............................................     7,248,238             21.9

---------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Commission. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants exercisable within 60 days of December 31, 2000 are deemed outstanding. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Egreetings believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 35,937,444 shares outstanding on December 31, 2000, adjusted as required by rules promulgated by the Commission.

 (2) Includes warrants to purchase 67,854 shares that are currently exercisable.

 (3) Consists of 500,296 shares held by WPG Enterprise Fund III, L.L.C., 572,167 shares held by Weiss, Peck & Greer Venture Associates IV, L.L.C., 22,167 shares held by WPG Information Sciences Entrepreneur Fund, L.P., 72,124 shares held by Weiss, Peck & Greer Venture Associates IV Cayman, L.P., 1,134,603 shares held by Weiss, Peck & Greer Venture Associates V, L.L.C., 1,266 shares held by WPG Venture Associates V-A, L.L.C. and 30,846 shares held by WPG Venture Associates V, Cayman L.P. Mr. Nieh, a director of Egreetings, is a Managing Member of WPG VC Fund Adviser, L.L.C., the Fund Investment Advisory Member of WPG Enterprise Fund III, L.L.C., and Weiss, Peck & Greer

     Venture Associates IV, L.L.C., and the General Partner of WPG Information Sciences Entrepreneur Fund, L.P. In addition, Mr. Nieh is a Managing Member of WPG VC Fund Adviser II, L.L.C., the Fund Investment Advisory Member of Weiss, Peck & Greer. Venture Associates V, L.L.C., Weiss Peck & Greer Venture Associates V-A, L.L.C., and the Fund Investment Advisory Partner of Weiss, Peck & Greer Venture Associates V Cayman, L.P. In such capacities, Mr. Nieh, a director of Egreetings may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the Weiss Peck & Greer funds. Also includes 1,555 shares issuable to Mr. Nieh upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Nieh disclaims beneficial ownership of the shares held by the Weiss Peck & Greer funds within the meaning of Rule l3d-3 under the Exchange Act.

 (4) Includes 11,428 shares held by Altos Partners 1, 1,686,874 shares held by Altos Ventures I, L.P. and 412,540 shares held by Altos Ventures II, L.P. Also includes warrants to purchase 51,702 shares that are currently exercisable. Also includes 1,555 shares issuable to Mr. Kim upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Kim, a director of Egreetings, is a general partner of Altos Partners and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the Altos funds. Mr. Kim disclaims beneficial ownership of these shares within the meaning of Rule l3d-3 under the Exchange Act.

 (5) Includes 17,142 shares held by NEA Presidents Fund, L.P., 1,428 shares held by NEA Ventures 1999, L.P., and 1,645,456 shares held by New Enterprise Associates VIII, L.P. Also includes 1,555 shares issuable to Mr. Alsop upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Alsop, a director of Egreetings, is a general partner of New Enterprise Associates and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the NEA funds. Mr. Alsop disclaims beneficial ownership of these shares within the meaning of Rule l3d-3 under the Exchange Act.

 (6) Consists of 394,378 shares held by Mr. Rosenberg personally, 19,555 shares issuable upon exercise of options to Mr. Rosenberg exercisable within 60 days of December 31, 2000, 225,366 shares held by Kettle Partners L.P. and warrants to purchase 34,846 shares that are currently exercisable held by Kettle Partners L.P. Mr. Rosenberg, a director of Egreetings, is a principal of Kettle Partners L.P. and, as such, may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Kettle Partners L.P. Mr. Rosenberg disclaims beneficial ownership of these shares within the meaning of Rule l3d-3 under the Exchange Act.

 (7) Consists of 202,055 shares held by Mr. Moley personally and 55,348 shares held by the Richard M. Moley Annuity Trust U/A dated May 12, 1998 and 41,573 shares issuable upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Moley's father, Richard M. Moley, is the sole trustee of this trust and Mr. Moley is one of the beneficiaries. Mr. Moley disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.

 (8) Mr. Tucker is the former Chief Executive Officer and President, and a former director, of Egreetings, who terminated employment with the Company on October 24, 2000.

 (9) Includes 141,618 shares issuable upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Lipman terminated employment with Egreetings in November 2000.

(10) Includes 105,833 shares issuable upon exercise of options exercisable within 60 days of December 31, 2000. Mr. Arbab terminated employment with Egreetings in November 2000.

(11) Mr. Wallace terminated employment with Egreetings in October 2000.

(12) Consists of 37,406 shares issuable upon exercise of options exercisable within 60 days of December 31, 2000.

(13) See footnotes 3 through 12 above, as applicable. Includes 34,018 shares issuable to Mr. Neamand upon exercise of options exercisable within 60 days of December 31, 2000, and 64,582 shares issuable to Ms. Anderson upon exercise of options exercisable within 60 days of December 31, 2000. Also includes 12,250 shares held by Mr. Neamand and 4,250 shares held by Ms. Anderson.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Egreetings' directors and executive officers, and persons who own more than ten percent of a registered class of Egreetings' equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Egreetings. Officers, directors and greater than ten percent stockholders are required by Commission regulation to furnish Egreetings with copies of all Section 16 (a) forms they file.

     To Egreetings' knowledge, based solely on a review of the copies of such reports furnished to Egreetings and written representations that no other reports were required, during the fiscal year ended December 31, 2000, all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

                             EXECUTIVE COMPENSATION

                            SUMMARY OF COMPENSATION

     The following table shows for the fiscal year ended December 31, 2000, compensation awarded or paid to, or earned by (i) Egreetings' Chief Executive Officer, (ii) Egreetings' former Chief Executive Officer and (iii) the four most highly compensated current executive officers whose aggregate salary and bonus earned exceeded $100,000 in the fiscal year ended December 31, 2000 (collectively, the "Named Executive Officers").

                                                            SUMMARY COMPENSATION TABLE(1)
                             --------------------------------------------------------------------------------------------
                                        ANNUAL COMPENSATION AWARDS                        LONG-TERM COMPENSATION
                             -------------------------------------------------   ----------------------------------------
                                                                OTHER ANNUAL     RESTRICTED STOCK   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)(2)    COMPENSATION($)      AWARDS($)          OPTIONS/SARS(#)
---------------------------  ----   ---------   -----------    ---------------   ----------------   ---------------------
Andrew J. Moley............  1999   $ 65,634    $   17,500               --          $    --                 --
Current Chief Executive      2000    197,391       234,134(4)       213,531(4)        35,000(5)              --
  Officer and President(3)
Gordon M. Tucker...........  1999    198,605        74,302           75,000(7)            --                 --
Former Chief Executive       2000    208,333     1,705,873(8)     2,532,994(8)            --                 --
  Officer and President(6)
Paul Lipman................  1999    146,500        37,500               --               --                 --
Former Senior Vice           2000    199,503            --               --               --                 --
  President, Business
  Development
Behrouz Arbab..............  1999     96,137        25,000               --               --                 --
Former Chief Technology      2000    260,541            --               --               --                 --
  Office and Senior Vice
  President
Kenneth Wallace............  1999     98,730        42,849               --               --                 --
Former Senior Vice           2000    158,462        82,849               --               --                 --
  President of Sales
Nancy Levin................  1999         --            --           29,170(10)           --                 --
Senior Vice President and    2000    133,525            --           43,755(11)           --                 --
  President of
  Entertainment Division(9)

---------------
 (1) As permitted by the rules promulgated by the Commission, no amounts are shown for 1998.

 (2) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

 (3) Mr. Moley became Chief Executive Officer and President in October 2000. Prior to that he served as Egreetings' Chief Financial Officer and Senior Vice President, Finance.

 (4) Consists of tax payments and loan forgiveness in connection with the repurchase of shares previously owned by Mr. Moley.

 (5) Represents the dollar value of 140,000 shares awarded to Mr. Moley in connection with his promotion to Chief Executive Officer and President, calculated by multiplying the market value on the date of grant ($0.25) by the number of shares. At the end of fiscal 2000, the dollar value of such shares, based upon the fair market value of Egreetings' Common Stock on December 31, 2000 of $0.2812, was $39,368.

 (6) Mr. Tucker terminated employment with Egreetings in October 2000.

 (7) Consists of reimbursement for relocation and moving expenses.

 (8) Consists of (i) tax payments made on Mr. Tucker's behalf in connection with the repurchase of shares previously owned by Mr. Tucker, (ii) forgiveness on Mr. Tucker's loan debt to Egreetings, and (iii) severance payments to Mr. Tucker in connection with his termination.

 (9) Ms. Levin was employed as a consultant with Egreetings in November 1999. She became Vice President, Entertainment and a full time employee in April 2000. She was promoted to Senior Vice President and President of the Entertainment Division in October 2000.

(10) Consists of consulting fees paid to Ms. Levin from November through December of 1999 prior to her full time employment as an executive of Egreetings.

(11) Consists of consulting fees paid to Ms. Levin from January through April of 2000 prior to her full time employment as an executive of Egreetings.

STOCK OPTION GRANTS AND EXERCISES

     Egreetings granted options to its executive officers under its 1996 Stock Option Plan (the "1996 Plan") and currently grants options to its executive officers under its 1999 Equity Incentive Plan (the "1999 Plan"). As of January 31, 2001, options to purchase a total of 2,817,720 shares were outstanding under the 1996 Plan and the 1999 Plan, 4,586,830 shares remained available for grant under the 1996 Plan and 1999 Plans.

     The following tables show for the fiscal year ended December 31, 2000, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                INDIVIDUAL GRANTS                                             POTENTIAL REALIZABLE
                         -------------------------------                                    VALUE AT ASSUMED ANNUAL
                           NUMBER OF                                                          RATES OF STOCK PRICE
                          SECURITIES       % OF TOTAL                                           APPRECIATION FOR
                          UNDERLYING     OPTIONS GRANTED   EXERCISE OR                           OPTION TERM(4)
                            OPTION       TO EMPLOYEES IN   BASE PRICE                       ------------------------
                         GRANTED(#)(1)   FISCAL YEAR(2)     ($/SH)(3)    EXPIRATION DATE      5%($)         10%($)
                         -------------   ---------------   -----------   ---------------    ----------    ----------
Andrew J. Moley(5).....      50,000             2%            $8.19          1/27/10         $257,532      $652,638
                            150,000             5              2.09           6/2/10          197,158       499,638
Gordon M. Tucker(6)....     350,000            12              5.31          2/23/10               --            --
Paul Lipman............      10,000            --              8.19          1/27/10           51,506       130,528
                            100,000             3              2.09           6/2/10          131,434       333,092
Behrouz Arbab..........     150,000             5              2.09           6/2/10          197,158       499,638
Kenneth Wallace........     116,667             4              2.09           6/2/10          153,346       388,609
Nancy Levin(5).........     122,223             4              4.88           4/3/10          375,103       950,585
                              5,000            --              2.09           6/2/10            6,572        16,655

---------------
(1) Options generally vest at a rate 1/8th on the date six months from the vesting commencement date and 1/48 each month thereafter. The term of each option granted is generally the earlier of (i) ten years or (ii) 90 days after termination of the optionee's services to Egreetings. Options are immediately exercisable; however, the unvested shares purchasable under such options are subject to repurchase by Egreetings at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.

(2) Based on an aggregate of 2,985,607 options granted to employees, consultants and directors of Egreetings, including the Named Executive Officers, during the fiscal year ended December 31, 2000.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant.

(4) The potential realizable value is calculated based on the terms of the option at its time of grant (ten years). It is calculated assuming that the fair market value of Egreetings' Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option is exercised and sold on the last day of its term for the appreciated stock price. There can be no assurance that the amounts reflected in the table will be achieved.

(5) In the event of certain change of control events and a termination in connection with such change of control, the Board has implemented a policy whereby certain executives, including Mr. Moley and Ms. Levin, shall have the remaining unvested options accelerate vesting by eighteen months.

(6) Mr. Tucker early exercised the options he was granted on February 23, 2000. In connection with the termination of his employment in October 2000, Egreetings repurchased the shares he held as the result of this early exercise, so that none remain outstanding.

  AGGREGATE OPTION EXERCISES IN 2000 AND YEAR-END VALUES AT DECEMBER 31, 2000

     The following table sets forth the number of shares of Common Stock acquired and the value realized upon exercise of stock options during 2000 and the number of shares of Common Stock subject to exercisable and unexercisable stock options held as of December 31, 2000 by each of the Named Executive Officers.

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                          NUMBER OF                             OPTIONS AT                  MONEY OPTIONS AT
                           SHARES                          DECEMBER 31, 2000(#)          DECEMBER 31, 2000($)(2)
                         ACQUIRED ON   VALUE REALIZED   ---------------------------   -----------------------------
         NAME            EXERCISE(#)        $(1)        EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
         ----            -----------   --------------   -----------   -------------   ------------   --------------
Andrew J. Moley........         --           --           33,355         166,645           --              --
Gordon M. Tucker(3)....    350,000           --               --              --           --              --
Paul Lipman............         --           --           40,583          89,500           --              --
Behrouz Arbab..........         --           --           18,750         131,250           --              --
Kenneth Wallace........         --           --               --              --           --              --
Nancy Levin............         --           --           28,946          98,277           --              --

---------------
(1) The value realized is based on the fair market value of Egreetings' Common Stock on the date of exercise minus the exercise price.

(2) Value of unexercised in-the-money options are based on the fair market value of Egreetings' Common Stock on December 31, 2000 of $0.2812 per share, minus the per share exercise price of the options.

(3) Mr. Tucker early exercised the options he was granted on February 23, 2000. In connection with the termination of his employment in October 2000, Egreetings repurchased the shares he held as the result of this early exercise.

       REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON
                          EXECUTIVE COMPENSATION((1))

     The Compensation Committee of the Board of Directors ("Committee") consists of Messrs. Kim and Rosenberg, neither of whom are currently officers or employees of Egreetings. The Committee is responsible for establishing Egreetings' compensation programs for all employees, including executives. For executive officers, the Committee evaluates performance and determines compensation policies and levels.

COMPENSATION PHILOSOPHY

     The goals of the compensation program are to align compensation with business objectives and performance and to enable Egreetings to attract, retain and reward executive officers and other key employees who contribute to the long-term success of Egreetings and to motivate them to enhance long-term stockholder value. Key elements of this philosophy are:

     - Egreetings pays competitively compared to leading technology companies with which Egreetings competes for talent. To ensure that pay is competitive, Egreetings regularly compares its pay practices with these companies and establishes its pay parameters based on this review.

     - Egreetings maintains annual incentive opportunities sufficient to provide motivation to achieve specific operating goals and to generate rewards that bring total compensation to competitive levels.

     - Egreetings provides significant equity-based incentives for executives and other key employees to ensure that they are motivated over the long-term to respond to Egreetings' business challenges and opportunities as owners and not just as employees.

---------------

(1)The material in this report is not "soliciting material," is not deemed "filed" with the Commission, and is not to be incorporated by reference into any filing of Egreetings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the late hereof and irrespective of any general incorporation language contained in such filing.

     Philosophy Regarding Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code (the "Code") limits Egreetings to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

     The Compensation Committee has determined that stock options granted under Egreetings' 1999 Equity Incentive Plan with an exercise price at least equal to the fair market value of Egreetings' Common Stock on the date of grant shall be treated as "performance-based compensation."

     Base Salary. The Committee annually reviews each executive officer's base salary. When reviewing-base salaries, the Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices.

     Long-Term Incentives. Egreetings' long-term incentive program consists of the 2000 Equity Incentive Plan. The option program utilizes vesting periods (generally four years) to encourage key employees to continue in the employ of Egreetings. Through option grants, executives receive significant equity incentives to build long-term stockholder value. Grants are made at 100% of fair market value on the date of grant. Executives receive value from these grants only if the value of Egreetings' Common Stock appreciates over the long-term. The size of option grants is determined based on competitive practices at leading companies in the technology industry and Egreetings' philosophy of significantly linking executive compensation with stockholder interests. In 2000, the Committee granted to executives stock options that will vest over a four-year period. These grants were intended to provide incentive to maximize stockholder value over the next several years. The Committee believes this approach creates an appropriate focus on longer term objectives and promotes executive retention.

                                          The Compensation Committee

                                          Lee Rosenberg
                                          Brendon Kim

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Kim and Rosenberg, neither of whom has ever been an officer or employee of Egreetings.

              EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
                         CHANGE IN CONTROL ARRANGEMENTS

     Egreetings entered into Amended and Restated Executive Severance Benefits Agreements (the "Severance Agreements") as of November 1, 2001 with 12 employees at the level of Senior Director and above, with varying levels of benefits for Senior Director and Vice President, and Senior Vice President and Chief Executive Officer. Payments under the Severance Agreements are triggered upon the closing of an acquisition of Egreetings and a loss of employment in connection therewith (the "Double Trigger"). Upon a "Double Trigger" event in accordance with the terms of the Severance Agreements, (i) Senior Directors and Vice Presidents receive acceleration of vesting of stock options and continuation of employee benefits for three months, from the last date of employment, and (ii) Senior Vice Presidents and the Chief Executive Officer receive acceleration of vesting of stock options and continuation of benefits for six months after the last day of employment. The occurrence of the "Double Trigger" event also requires the payment of three months of base salary to Senior Directors and Vice Presidents and six months of base salary to Senior Vice Presidents and the Chief Executive Officer, if terminated in connection with an acquisition. In addition, the Severance Agreement provides for the payment of four and 12 months base salary, respectively, for either Senior Directors and Vice Presidents, or Senior Vice Presidents and the Chief Executive Officer, as a retention bonus upon continued employment in good standing on April 30, 2001 ("Retention Bonus"). If an executive is terminated prior to April 30, 2001, the Severance Agreement provides for the payment of the greater amount of the appropriate salary payment, as well as all employee benefits as described above. If terminated after the April 30, 2001 retention bonus date, executives would potentially receive both the Retention Bonus as well as salary and benefits payments upon termination of employment in accordance with the terms of the Severance Agreement. The Severance Agreements require the execution of a release of all claims against Egreetings in order to receive payment thereunder. It is expected that all 12 executives of Egreetings will be terminated in connection with this acquisition.

                  CERTAIN RELATIONSHIPS AND OTHER TRANSACTIONS

     Egreetings has entered into indemnity agreements with each of its directors and executive officers. The agreements require Egreetings to indemnify such individuals to the fullest extent permitted by Delaware law for certain liabilities to which them may become subject as a result of their affiliation with Egreetings.

     Egreetings believes that the foregoing transactions were in its best interest and were made on terms no less favorable to Egreetings than could have been obtained from unaffiliated third parities. All future transactions between Egreetings and any of its officers, directors or principal stockholders will be approved by a majority of the disinterested members of the Board, will be on terms no less favorable to Egreetings than could be obtained from unaffiliated third parties and will be in connection with a bona fide business purpose.

                               PERFORMANCE GRAPH

     The following graph shows the total stockholder return of an investment of $100 in cash on December 16, 1999 for Egreetings' Common Stock and an investment of $100 in cash on December 16, 1999 for (i) the Standards & Poor's 500 Stock Index (the "S&P 500 Stock Index") and (ii) the Chicago Board Options Exchange Internet Index (the "CBOE Internet Index"). All values assume reinvestment of the full amount of all dividends and are calculated as of last day of each month:

            COMPARISON OF CUMULATIVE TOTAL RETURN ON INVESTMENT((1))

                              [PERFORMANCE GRAPH]

----------------------------------------------------------------------------------------------------------------------------
                        12/16/99     12/31/99     1/31/00      2/29/00      3/31/00      4/28/00      5/31/00      6/30/00
----------------------------------------------------------------------------------------------------------------------------
 Egreetings Network      100.00       101.25        73.75        56.56        56.88        38.75        21.88        13.75
-----------------------------------------------------------------------------------------------------------------
 S&P 500 Stock Index     100.00       103.56        98.29        96.31       105.62       102.37       100.13       102.52
-----------------------------------------------------------------------------------------------------------------
 CBOE Internet Index     100.00        95.63        93.79       100.27       109.70        85.40        71.01        73.43
-----------------------------------------------------------------------------------------------------------------

--------------------  ---------------------------------------------------------------------------
                       7/31/00      8/31/00      9/29/00      10/31/00     11/30/00     12/29/00
--------------------  ---------------------------------------------------------------------------
 Egreetings Network      15.63        11.88        10.63         3.13         2.81         2.81
--------------------
 S&P 500 Stock Index    100.85       106.97       101.25       100.75        92.68        93.06
--------------------
 CBOE Internet Index     66.88        77.10        65.21        46.23        32.49        25.89
--------------------

---------------

(1)The material in this report is not "soliciting material," is not deemed "filed" with the Commission, and is not to be incorporated by reference into any filing of Egreetings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the late hereof and irrespective of any general incorporation language contained in such filing.

                                                                      APPENDIX I

AUDIT COMMITTEE CHARTER
EGREETINGS NETWORK, INC.

ORGANIZATION

     This charter governs the operations of the audit committee. The committee shall review and reassess the charter at least annually and obtain the approval of the board of directors. The committee shall be appointed by the board of directors and shall comprise at least two directors (increased to three directors prior to June 14, 2001); each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All committee members shall be financially literate, or shall become financially literate within a reasonable period of time after appointment to the committee, and at least one member shall have accounting or related financial management expertise.

  Statement of Policy

     The audit committee shall provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight rule, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

                         RESPONSIBILITIES AND PROCESSES

     The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

     The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

     - The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the board and the audit committee, as representatives of the Company's shareholders. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditors. The committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the board the selection of the Company's independent auditors, subject to shareholders' approval.

     - The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

     - The committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

     - The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.

                                       I-2